Exhibit 99.1

Bit Origin Ltd Signs Strategic Alliance Agreement with Mner.Club for Crypto Miner Deployment and Hosting

New York, February 23, 2024 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announces it has entered into a Strategic Alliance Agreement (“Agreement”) with Mner.Club for crypto miner deployment. According to the Agreement, Bit Origin and Mner.Club will collaborate in the areas of crypto mining machine deployment and hosting, and Bit Origin will provide crypto mining consulting and hosting service provider selection services to Mner.Club.

Mner.Club has recently unveiled its Mineral Project (“Project”), introducing inscription assets that adopt the BRC-20 and BRC-420 standards. This initiative involves the deployment of crypto mining machines, enabling holders to earn periodic distributions in a variety of assets, including Bitcoin, through staking. The Project aims to continuously distribute earnings to users by increasing the treasury's RWA holdings, initially the mining machines. With a focus on a DeFi flywheel and sustainable yield incentives, it introduces a new paradigm for DeFi, emphasizing good composability and injecting foundational yield-generating assets into the DeFi sector.

Lucas Wang, Chairman and Chief Executive Officer of Bit Origin commented, “We are very pleased to partner with Mner.Club. This collaboration has shown that our operational level is recognized by the industry. Bringing on Mner.Club is extremely exciting and we look forward to partnering.”

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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